



82-04270

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

7.11.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

mmc

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the events that may significantly affect the price of the Company's securities dated November 3, 2006

2. Information on the events that may significantly affect the price of the Company's securities dated October 30, 2006

3. Information on the events that may significantly affect the price of the Company's securities dated October 30, 2006

4. Press release dated October 30, 2006: MMC Norilsk Nickel warns against forged promissory notes

5. Statement of material fact dated October 30, 2006: Information on the facts resulting in nonrecurrent increase (decrease) of more than 10% in the issuer's net income (loss)

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES.

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5.The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	***While the statements of significant facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Supplement to the Information bulletin of the Federal Financial Markets Service", this information is not released through the printed media but by news agencies. It is also available at the Company's Web site (see above).***

2. Subject matter of the information

Type of license: ***Subsoil use license for geological exploration aimed at discovering and assessing deposits of copper, nickel and platinum ores in Kureisko-Gorbiachinskaya Area (Taimyr (Dolgan-Nenets) Autonomous District)***

Number of license: ***DUD 13815 TP***

Date of license issue: ***01.11.2006.***

Issuing authority: ***Federal Agency for Subsoil Use***

License expiration date: ***20.10.2011 г.***

Material conditions of the license:

1. ***Preparation and approval of the geological exploration project – not later than 20.10.2007.***
2. ***Launch of geological exploration – not later than 20.12.2007.***
3. ***Completion of prospecting stage – not later than 30.06.2010.***
4. ***Completion of assessment stage – not later than 20.09.2011.***

Type of event that occurred with regards to the license: *License issue*

The date, on which the notification of license issue was received: ***3.11.2006.***

The date, on which the relevant resolution with regards to the license came into force: ***01.11.2006.***

Representative of MMC Norilsk Nickel — *D.A. Usanov*
(Power of Attorney No. ГМК-115/99-нт of January 25, 2006.)

November 3, 2006.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES.

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5.The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	***While the statements of significant facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Supplement to the Information bulletin of the Federal Financial Markets Service", this information is not released through the printed media but by news agencies. It is also available at the Company's Web site (see above).***

2. Subject matter of the information
Type of license: ***Subsoil use license for geological exploration aimed at discovering and assessing deposits of copper, nickel and associated components in Verkhne-Turumakitskaya Area (Taimyr (Dolgan-Nenets) Autonomous District).*** Number of license: ***DUD 13807 TP*** Date of license issue: ***26.10.2006*** Issuing authority: ***Federal Agency for Subsoil Use*** License expiration date: ***01.09.2011*** Material conditions of the license: 1. ***Preparation and approval of the geological exploration project – not later than 01.09.2007*** 2. ***Launch of geological exploration – not later than 01.12.2007*** 3. ***Completion of prospecting stage – not later than 31.12.2009*** 4. ***Completion of assessment stage – not later than 01.08.2011*** Type of event that occurred with regards to the license: ***license issue*** The date, on which the notification of license issue was received: ***30.10.2006*** The date, on which the relevant resolution with regards to the license came into force: ***26.10.2006***

Representative of MMC Norilsk Nickel — ***D.A. Usanov***
(Power of Attorney No. ГМК-115/99-нм of January 25, 2006.)

October 30, 2006

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES.

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	*While the statements of significant facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Supplement to the Information bulletin of the Federal Financial Markets Service", this information is not released through the printed media but by news agencies. It is also available at the Company's Web site (see above).*

2. Subject matter of the information

Type of license: ***Subsoil use license for geological exploration aimed at discovering and assessing deposits of copper, nickel and associated components in Vetkinskaya Area (Taimyr (Dolgan-Nenets) Autonomous District).***
Number of license: ***DUD 13808 TP***
Date of license issue: ***26.10.2006***
Issuing authority: ***Federal Agency for Subsoil Use***
License expiration date: ***01.09.2011***
Material conditions of the license:

1. ***Preparation and approval of the geological exploration project – not later than 01.09.2007***
2. ***Launch of geological exploration – not later than 01.12.2007***
3. ***Completion of prospecting stage – not later than 31.12.2009***
4. ***Completion of assessment stage – not later than 01.08.2011***

Type of event that occurred with regards to the license: ***license issue***
The date, on which the notification of license issue was received: ***30.10.2006***
The date, on which the relevant resolution with regards to the license came into force: ***26.10.2006***

Representative of MMC Norilsk Nickel — ***D.A. Usanov***
(Power of Attorney No. ГМК-115/99-ит of January 25, 2006.)

October 30, 2006

30.10.2006

MMC Norilsk Nickel warns against forged promissory notes

Forged promissory notes of RAO Norilsk Nickel emerged on the market, with RAO Norilsk Nickel registered as the maker located at Tverskoy Boulevard 13, Moscow. The promissory notes are dated September, 2005 and the person referred to as the payee is Denisov Yury Grigoryevich. The guarantor is OJSC Investsberbank. Officers' signatures and seals of RAO Norilsk Nickel and OJSC Investsberbank are fake.

As reported, two such forged promissory notes were recently presented by the payee to OJSC Investsberbank (Moscow) for payment. There is good reason to believe that similar forged promissory notes will be presented for payment in other Russian cities.

MMC Norilsk Nickel and RAO Norilsk Nickel hereby deny any involvement with the aforementioned promissory notes and bear no obligations under such promissory notes.

STATEMENT OF MATERIAL FACT:
INFORMATION ON FACTS RESULTING IN NONRECURRENT INCREASE (DECREASE) OF MORE THAN 10% IN THE ISSUER'S NET INCOME (LOSS)

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	***"Zapolyarny vestnik" newspaper, "Supplement to the Information Bulletin of the Federal Service for Financial Markets"***

1.9. Code(s) of material fact (s)	***0340155F30102006***

2. Subject matter of the information

2.1. Fact(s) that resulted in nonrecurrent increase of more than 10% in the Issuer's net income (loss):
The increase of net income in the 3Q2006 as compared to 2Q2006 data results from the following fact: Increase in revenues from the sale of metals as a result of price growth for metals sold and greater amounts of metals sold;
2.2. Date of the fact(s) resulting in nonrecurrent increase (decrease) of more than 10% in the Issuer's net income (loss): ***October 30, 2006;***
2.3 The Issuer's net income (loss) for the reporting period (quarter, year) preceding the reporting period when the fact(s) occurred: ***RUB 25,129,392 thousand;***
2.4. The Issuer's net income (loss) for the reporting period when the fact(s) occurred: ***RUB 38,186,996 thousand;***
2.5. Change in the Issuer's net income (loss): ***RUB 13,057,604 thousand;***
Change in the Issuer's net income (loss) percentagewise: ***51.96%.***

Representative of MMC Norilsk Nickel — *D.A. Usanov*
(Power of Attorney No. FMK-115/99-nm of January 25, 2006.)

Chief Accountant — *L.V. Lisitsyna*
October 30, 2006